SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

comScore, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20564W105

(CUSIP Number)

Renee L. Wilm, Esq.

Chief Legal Officer
Qurate Retail, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 531465102

1.	Names of Reporting Persons. Qurate Retail, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power Common Stock: 27,509,203 (2) (3)
	8.	Shared Voting Power Common Stock: 0
	9.	Sole Dispositive Power Common Stock: 27,509,203 (2) (3)
	10.	Shared Dispositive Power Common Stock: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 27,509,203 (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Common Stock: 25.5% (4)
14.	Type of Reporting Person (See Instructions) CO

(1)	The Stockholders Agreement, dated as of March 10, 2021 (the “SHA”), by and among comScore, Inc. (the “Issuer”), Qurate Retail, Inc. (“Reporting Person”), Charter Communications Holding Company, LLC (“Charter”) and Pine Investor, LLC (together with the Reporting Person and Charter, referred to herein collectively, as the “Purchasers”) contains provisions relating to the transfer, ownership and voting of the Issuer’s securities by the Reporting Person. The Reporting Person expressly disclaims the existence of any membership in a group with the Purchasers.

(2)	Subject to certain restrictions contained in the SHA. See Item 6 of the Schedule 13D.

(3)	Includes 27,509,203 shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”) convertible, at any time at the option of the holder, into shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”).

(4)	For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock deemed outstanding as of March 10, 2021 was 80,300,569, which amount includes (i) 75,787,242 shares of Common Stock reported as outstanding as of March 5, 2021 by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 10, 2021 and (ii) an aggregate of 4,513,327 shares of Common Stock issued on March 10, 2021 by the Issuer to holders of its senior secured convertible notes due January 16, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on March 15, 2021, and calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. )

Statement of

QURATE RETAIL, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

COMSCORE, INC.

Item 1. Security and Issuer.

Qurate Retail, Inc., a Delaware corporation (the “Reporting Person”), is filing this Statement on Schedule 13D (this “Statement”) with respect to shares of the common stock, par value $0.001 per share (the “Common Stock”), of comScore, Inc., a Delaware corporation (the “Issuer”). The principal executive officers of the Issuer are located at 11950 Democracy Drive, Suite 600, Reston, Virginia 20190.

The Reporting Person is filing this Statement to report its acquisition of beneficial ownership, on March 10, 2021, of 27,509,203 shares of Common Stock pursuant to the Reporting Persons’ right to convert 27,509,203 shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”).

Item 2. Identity and Background.

(a) – (c)

The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112. The Reporting Person is a Delaware corporation, whose principal business is owning interests in subsidiaries and other companies which are primarily engaged in the video and online commerce industries.

(d) – (f)

Schedule 1 attached to this Statement and incorporated herein by reference, provides the required information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”). Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds.

The information contained in Items 4 of this Statement is incorporated by reference herein.

Item 4. Purpose of Transaction

On March 10, 2021, the Reporting Person purchased 27,509,203 shares of Series B Preferred Stock for $68,000,000 pursuant to the terms and conditions set forth in that certain Series B Convertible Preferred Stock Purchase Agreement, dated as of January 7, 2021, by and between the Issuer and the Reporting Person (individually, the “Purchase Agreement”). The Reporting Person made such acquisition for investment purposes using funds from its working capital. Pursuant to the Purchase Agreement, and consistent with the terms of the SHA (as defined below), the Board of Directors of the Issuer (the “Board”) has appointed to the Board two individuals designated by the Reporting Person.

Series B Preferred Stock

Subject to certain anti-dilution adjustments and customary provisions related to partial dividend periods, the Series B Preferred Stock is convertible at the option of the holders at any time into a number of shares of Common Stock equal to the Conversion Rate (as defined in the Certificate of Designations for the Series B Preferred Stock), which initially will be 1:1; except that each holder will receive cash in lieu of fractional shares. The holders of shares of Series B Preferred Stock have one vote per share and are entitled to vote as a single class with the holders of the Common Stock and the holders of any other class or series of equity interest of the Issuer then entitled to vote with the Common Stock on all matters submitted to a vote of the holders of Common Stock; except that to the extent the shares of Series B Preferred Stock held by any Purchaser (as defined below) together with its affiliates and certain of its transferees would, in the aggregate, represent voting rights with respect to more than 16.66% of the Common Stock (including the Series B Preferred Stock on an as-converted basis), such Purchaser (together with its affiliates and certain of its transferees) will not be permitted to exercise the voting rights with respect to any shares of Series B Preferred Stock held by them in excess of the 16.66% threshold, and the Company will exercise the voting rights with respect to such shares of Series B Preferred Stock in the same manner and in the same proportion as the outstanding Common Stock (other than Common Stock beneficially owned by the applicable Purchaser or certain of its transferees) voted on the relevant matter.

Other than as set forth in this Statement, the Reporting Person has no present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated in items (a)-(i) above.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the prior paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person is the beneficial owner of 27,509,203 shares of Common Stock as a result of its ownership of 27,509,203 shares of Series B Preferred Stock that are convertible, at any time at the option of the holder, into shares of Common Stock. The 27,509,203 shares of Common Stock constitute approximately 25.5% of the outstanding shares of Common Stock, based on 80,300,569 outstanding as of March 15, 2021, which amount includes (i) 75,787,242 shares of Common Stock reported as outstanding as of March 5, 2021 by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 10, 2021 and (ii) an aggregate of 4,513,327 shares of Common Stock issued on March 10, 2021 by the Issuer to holders of the senior secured convertible notes due January 16, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on March 15, 2021, and calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	The Reporting Person has the sole power to vote or to direct the voting of and the sole power to dispose or direct the disposition of the 27,509,203 shares of Common Stock beneficially owned by it, subject to the restrictions described in Item 6 of the Statement.

(c)	Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issues.

The information set forth in Item 4 is incorporated herein by reference.

Stockholders Agreement

On March 10, 2021, the Issuer, the Reporting Person, Charter Communications Holding Company, LLC (“Charter”) and Pine Investor, LLC (“Pine,” and, together with the Reporting Person and Charter, referred to herein collectively, as the “Purchasers” and each individually, as a “Purchaser”) entered into a Stockholders Agreement (the “SHA”), pursuant to which, among other things, immediately following the closing of the transactions contemplated by the Purchase Agreement and the separate Series B Convertible Preferred Stock Purchase Agreements between the Issuer and each of Charter and Pine (the “Closing”), the Issuer was obligated to take all necessary action to ensure that the Board consists of 10 total directors: two designees of each Purchaser, the chief executive officer of the Issuer and three individuals who were directors of the Issuer prior to the Closing and that certain committees of the Board consist of individuals agreed by the Issuer and the Purchasers.

Under the SHA, the Issuer is obligated to take all necessary action (to the extent not prohibited by law) to cause the Board to nominate for election that number of individuals designated by a Purchaser that, if elected, would result in two designees of such Purchaser serving on the Board until the earlier of such time as such Purchaser (a) beneficially owns a number of shares of Series B Preferred Stock representing less than 50% of the number of shares of Series B Preferred Stock held by such Purchaser as of the date of the Closing (the “Closing Date”) after giving effect to the purchase of Series B Preferred Stock the by Purchasers (“Initial Preferred Stock Ownership”) as a result of such Purchaser’s Transfer (as defined in the SHA) of such shares to any of the other Purchasers or (b) beneficially owns Voting Stock (as defined in the SHA) representing less than 10% of the outstanding shares of Common Stock (on an as-converted basis), after which time such Purchaser’s designation rights will be reduced to one designee until such time as such Purchaser beneficially owns Voting Stock representing less than 5% of the outstanding shares of Common Stock (on an as-converted basis), after which time such Purchaser will no longer have any rights to designate a nominee to serve on the Board thereunder.

Pursuant to the SHA, if one of the Purchasers (the “Buying Stockholder”) acquires from one of the other Purchasers (the “Selling Stockholder”) a number of shares of Series B Preferred Stock equal to (a) at least 50% (but less than 100%) or (b) 100% of the Selling Stockholder’s Initial Preferred Stock Ownership in accordance with the terms of the SHA, the Selling Stockholder will be obligated to cause one (in the case of clause (a)) or two (in the case of clause (b)) of its designated directors to resign, and the Issuer will be obligated to take all necessary action (to the extent not prohibited by applicable law) to cause the Board to appoint one or two, respectively, additional person (s) designated by the Buying Stockholder to fill such vacancy or vacancies, as applicable. If a Buying Stockholder acquires a number of shares of Common Stock equal to 10% or more of the number of shares of outstanding Common Stock as of such time (determined on an as-converted basis) from a person (other than another Purchaser and its Permitted Transferees (as defined in the SHA)), the Issuer will be obligated to, among other things, take all necessary action (to the extent not prohibited by applicable law) to cause the Board to (x) increase the size of the Board as required to enable the Buying Stockholder to designate one additional person to the Board, and (y) appoint such additional person designated by the Buying Stockholder to fill such newly created vacancy, in each case, on the terms and subject to the conditions set forth in the SHA. In no event will a single Purchaser be entitled to designate a number of directors to the Board that would constitute a majority of the Board.

Subject to compliance with applicable laws, stock exchange regulations and the order of the U.S. District Court, Southern District of New York, dated February 23, 2018, related to the settlement of shareholder derivative litigation against the Issuer, for so long as a Purchaser beneficially owns Voting Stock representing at least 5% of the outstanding shares of Common Stock (on an as-converted basis), the Issuer will take all necessary action (to the extent not prohibited by applicable law) to cause the Board to appoint (i) at least one of such Purchaser’s designees to serve on the compensation committee of the Board, (ii) at least one of such Purchaser’s designees to serve on the nominating and governance committee of the Board and (iii) at least one of such Purchaser’s designees to serve on the finance committee of the Board.

For so long as a Purchaser beneficially owns Voting Stock representing at least 5% of the outstanding shares of Common Stock (on an as-converted basis), such Purchaser will be entitled to appoint one observer on the Board or any committee thereof in a non-voting capacity.

For so long as a Purchaser beneficially owns Voting Stock representing at least 5% of the outstanding shares of Common Stock (on an as-converted basis), such Purchaser agrees to (a) vote, or provide a written consent or proxy with respect to, its Voting Stock in favor of each Purchaser’s director designees and (b) vote, or provide a written consent or proxy with respect to, its Voting Stock, in each case in the same manner and in the same proportion as holders of the outstanding Common Stock (other than the applicable Purchaser or certain of its transferees) voted, in the election of any directors nominated by the Issuer’s Board of directors (other than pursuant to any Purchaser’s right to designate such director pursuant to the terms of the SHA.)

For so long as a Stockholder beneficially owns Voting Stock representing at least 5% of the outstanding shares of Common Stock on an as-converted basis, each Stockholder agrees to vote, or provide a written consent or proxy with respect to, its Voting Stock, and to cause such Stockholder’s Permitted Transferees that become a party to the SHA to vote, or provide a written consent or proxy with respect to, their Voting Stock, in each case in a neutral manner, in the election of any directors nominated by the Board, other than pursuant to any Stockholder’s right to designate such Director pursuant to the terms of the SHA.

Pursuant to the SHA and subject to certain exceptions, each Purchaser will agree, for one year after the Closing Date, not to Transfer (as defined in the SHA) or enter into a cash-settled hedge with respect to any shares of Series B Preferred Stock held by such Purchaser, including any shares of Common Stock issued or issuable upon conversion of such shares of Series B Preferred Stock. Thereafter, until the second anniversary of the Closing Date, and subject to customary exceptions, each Purchaser agrees not to Transfer or enter into a cash-settled hedge with respect to more than 50% of such Purchaser’s Initial Preferred Stock Ownership, including any shares of Common Stock issued or issuable upon conversion of such Series B Preferred Stock. Each Purchaser will agree that any permitted Transfers (including Transfers after the second anniversary of the Closing Date) will not be to a competitor of the Issuer, an activist investor or certain other restricted persons.

Pursuant to the SHA, until such time as such Purchaser beneficially owns Voting Stock representing less than 5% of the outstanding shares of Common Stock (on an as-converted basis), each Purchaser will be subject to customary standstill restrictions in accordance with which each Purchaser and its respective affiliates will agree not to, among other things, and subject to the exceptions set forth in the SHA, (a) for a period of twelve months following the Closing Date, acquire any equity securities of the Issuer from any other Purchaser or any of its affiliates, (b) acquire any equity securities of the Issuer such that after such acquisition such Purchaser and its affiliates would beneficially own 45% or more of the outstanding shares of Common Stock (on an as-converted basis), (c) publicly seek or encourage any offer or proposal for a merger or similar transaction involving the Issuer, (d) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (within the meaning of Rule 14a-1 under the Exchange Act) to vote any Voting Stock of the Issuer or its subsidiaries, or call or seek to call a meeting of the Issuer stockholders or initiate any stockholder proposal for action by the Issuer stockholders or seek the removal of any director from the Board or (e) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with any Voting Stock of the Issuer or its subsidiaries, including with any other Purchaser or its affiliates.

Pursuant to the SHA, in the event a Purchaser contemplates Transferring any shares of Series B Preferred Stock or Common Stock to another Person, the other Purchasers will each have a right of first refusal to purchase any or all of their respective pro rata portions of such shares of Series B Preferred Stock or Common Stock, subject to exceptions set forth in the SHA. Additionally, in the event the Issuer contemplates the sale or other disposition of any patents, Charter will have a right of first offer and a right of first refusal to acquire such patents, on the terms and subject to exceptions as set forth in the SHA.

Pursuant to the SHA, except for the issuance of certain excluded securities or pursuant to the conversion or exercise of any capital stock of the Issuer outstanding on Closing Date, the Purchasers will have customary preemptive rights with respect to any authorized issuance or sale of any of the Issuer’s capital stock following the Closing Date.

Pursuant to the SHA, on a single occasion after January 1, 2022, upon any Purchaser’s request, subject to the conditions set forth in the SHA, the Issuer will (a) take all actions reasonably necessary to pay a one-time dividend on the Series B Preferred Stock (the “Special Dividend”) equal to the highest dividend that the Board determines can be paid at that time (or a lesser amount as may be unanimously agreed upon by the Purchasers), subject to the additional conditions and limitations set forth in the SHA, (b) to the extent required based on the Issuer’s financial condition, reasonably promptly seek and obtain debt financing to pay such Special Dividend, and (c) declare and pay such Special Dividend, which, if debt financing is required, will be paid substantially contemporaneous with, or reasonably promptly after, the consummation of such debt financing. If $100,000,000 of the Special Dividend and annual dividends, in aggregate, have been paid on the Series B Preferred Stock, the Issuer will use any remaining amount of the Special Dividend requested by the Purchasers to pay a pro rata dividend on the Common Stock (with the Series B Preferred Stock participating on an as-converted basis in accordance with the Certificate of Designations).

Pursuant to the terms of the SHA, the prior written consent of each Purchaser is required for the Issuer to effect or validate certain enumerated actions in the SHA for so long as such Purchaser beneficially owns Voting Stock representing at least 10% of the outstanding shares of Common Stock (on an as-converted basis).

If a Purchaser sells 50% or more of its Initial Preferred Stock Ownership to another party (that is not a Permitted Transferee of such Purchaser or another Purchaser), it may assign its rights and obligations under the SHA to such party in accordance with the SHA. The SHA will terminate with respect to any particular Purchaser upon the mutual agreement in writing among the Issuer and such Purchaser. The SHA will terminate automatically as to any particular Purchaser and certain transferees at such time as such Purchaser no longer beneficially owns at least 5% of the outstanding shares of Common Stock (on an as-converted basis) at any time.

The foregoing summary of the SHA does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the SHA, which is attached as Exhibit 7(a) and incorporated herein by reference.

Registration Rights Agreement

At the Closing, the Issuer entered into a Registration Rights Agreement (the “RRA”) with the Purchasers (together with any other party that may become a party to the RRA, “Holders”). Pursuant to the RRA, among other things, and on the terms and subject to certain limitations set forth therein, the Issuer is obligated to use its reasonable best efforts to prepare and file within 120 days after the Closing Date a registration statement registering the sale or distribution of shares of Series B Preferred Stock or Common Stock held by any Holder, including any shares of Common Stock acquired by any Holder pursuant to the conversion of the Series B Preferred Stock in accordance with the Certificate of Designations for the Series B Preferred Stock, and any other securities issued or issuable with respect to any such shares of Common Stock or Series B Preferred Stock by way of share split, share dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise (the “Registrable Securities”).

In addition, pursuant to the RRA, Holders have the right to require the Issuer, subject to certain limitations set forth therein, to effect a sale of any or all of their Registrable Securities by means of an underwritten offering or an underwritten block trade or bought deal. The Issuer is not obligated to effect any underwritten offering or underwritten block trade or bought deal (a) subject to certain exceptions, unless the dollar amount of the Registrable Securities of Holder(s) demanding such underwritten offering or underwritten block trade or bought deal to be included therein is anticipated to result in gross sale proceeds of at least $25 million, (b) if three underwritten offerings or underwritten block trades or bought deals have already been launched at the request of Holder(s) within a 365-day period or (c) during the Quarterly Blackout Period (as defined in the RRA).

The RRA also provides Holders with certain customary piggyback registration rights.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration or offering and the Issuer’s right to delay or withdraw a registration statement under certain circumstances.

The foregoing summary of the RRA does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the RRA, which is attached as Exhibit 7(b) and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

7(a)	Stockholders Agreement, dated as of March 10, 2021, by and among comScore, Inc., Charter Communications Holding Company, LLC, Qurate Retail, Inc. and Pine Investor, LLC (incorporated by reference to Exhibit 10.4 to comScore, Inc.’s Current Report on Form 8-K (File No. 001-33520), filed with the Securities and Exchange Commission on March 15, 2021 (the “March 15, 2021 8-K”).

7(b)	Registration Rights Agreement, dated as of March 10, 2021, by and among comScore, Inc., Charter Communications Holdings Company, LLC, Qurate Retail, Inc. and Pine Investor, LLC (incorporated by reference to Exhibit 10.5 to the March 15, 2021 8-K).

7(c)	Assistant Secretary’s Certificate.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 16, 2021	QURATE RETAIL, INC.

By:	/s/ Craig Troyer
	Name:	Craig Troyer
	Title:	Senior Vice President and Assistant Secretary

[Signature Page to Qurate Retail, Inc. Schedule 13D with respect to comScore, Inc.]

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
QURATE RETAIL, INC.

The name and present principal occupation of each director and executive officer of Qurate Retail, Inc. (“Qurate Retail”) is set forth below. Unless otherwise noted, the business address for each person listed below is c/o Qurate Retail, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
Gregory B. Maffei	Chairman of the Board and Director of Qurate Retail

Michael A. George	President, Chief Executive Officer and Director of Qurate Retail

Richard N. Barton	Director of Qurate Retail; Chief Executive Officer of Zillow Group, Inc.

Fiona P. Dias	Director of Qurate Retail; Principal Digital Partner of Ryan Retail Consulting, LLC

M. Ian G. Gilchrist	Director of Qurate Retail; President of Trine Acquisition Corp.

Evan D. Malone	Director of Qurate Retail; President of NextFab Studio, LLC and Owner and Manager of 1525 South Street LLC

John C. Malone	Director of Qurate Retail

David E. Rapley	Director of Qurate Retail

Larry E. Romrell	Director of Qurate Retail

Mark C. Vadon	Director of Qurate Retail

Andrea L. Wong	Director of Qurate Retail

Albert E. Rosenthaler	Chief Corporate Development Officer of Qurate Retail

Brian J. Wendling	Chief Accounting Officer and Principal Financial Officer of Qurate Retail

Renee L. Wilm	Chief Legal Officer and Chief Administrative Officer of Qurate Retail